UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2026

Tyler Wilcox
Chief Executive Officer
Peoples Bancorp Inc.
138 Putnam Street
Marietta, OH 45750

Re: Peoples Bancorp Inc.
Registration Statement on Form S-4
Filed May 29, 2026
File No. 333-296361

Dear Tyler Wilcox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anthony D. Weis